Exhibit 99.2

INTERIM EMPLOYMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into effective March 24, 2008 by and between Biovail Corporation (the “Company”) and Adrian de Saldanha (the “Executive”).

WHEREAS the Executive and the Company have entered into an executive employment agreement, pursuant to which the Executive is employed as Vice President, Finance & Treasurer of the Company (the “Employment Agreement”);

WHEREAS the Executive has been temporarily assigned as Interim Chief Financial Officer of the Company effective March 24, 2008, the terms of which assignment are set out in an offer letter dated April 30, 2008 (the “Offer Letter”); and

WHEREAS the parties now wish to enter into this Agreement to confirm what will occur upon a Change of Control (as defined in the Employment Agreement).

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, and intending to be legally bound hereby, the Company and the Executive hereby agree as follows:

1.             Term.  The term of this Agreement shall commence effective March 24, 2008 and shall continue until the conclusion of the temporary assignment pursuant to which the Executive was assigned as Chief Financial Officer of the Company, unless terminated sooner pursuant to the Employment Agreement, or extended by mutual agreement of the parties (the “Term”).

2.             Change of Control. Section 3.06 of the Employment Agreement, which deals with a Change of Control (as defined in the Employment Agreement), shall continue to apply, except that: (i) for the purposes of 3.06(b)(a), where the Executive is terminated during the Term either by the Company without Cause (as defined in the Employment Agreement) or by the Executive for Good Reason (as defined in the Employment Agreement), which termination occurs within a period of twelve (12) months of a Change of Control, the lump sum severance payment shall be calculated using the increased base salary as set out in the Offer Letter; and (ii) for the purposes of 3.06(b)(a), where the Executive is terminated during the Term either by the Company without Cause or by the Executive for Good Reason, which termination occurs within a period of twelve (12) months of a Change of Control and which termination occurs in 2009 or after, the lump sum severance payment shall be calculated using the increased target level of annual incentive compensation under the Short Term Incentive Plan (as defined in the Employment Agreement) as set out in the Offer Letter.

3.             Remaining Terms. The remaining provisions of the Employment Agreement shall continue to apply to govern the employment of the Executive by the Company, other than as expressly changed by the terms of the Offer Letter.

4.             Entire Agreement, Amendment and Assignment.  This Agreement is the sole agreement between the Executive and the Company and it supersedes all prior agreements and understandings with respect thereto, whether oral or written, except the Employment Agreement and the Offer Letter. No modification to any provision of this Agreement shall be binding unless in writing and signed by both Executive and the Company.  No waiver of any rights under this Agreement shall be effective unless in writing signed by the party purporting to give the waiver.  All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of the Executive hereunder are of a personal nature and shall not be assignable or delegable in whole or in part by the Executive.

5.             Governing Law.  This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario and all legal proceedings contemplated in this Agreement shall be brought in, and be governed by, the laws of the Province of Ontario, without regard to principles of conflicts of law.

6.             Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, two (2) business days after the date when sent to the recipient by reputable express courier service (charges prepaid) or four (4) business days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.  Such notices, demands and other communications shall be sent to the Executive and to the Company at the addresses set forth below,

If to the Executive:	To the last address delivered to the Company by the Executive in the manner set forth herein.

If to the Company:	Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario L59 8M5
Attn: General Counsel

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

7.             Counterparts.  This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures of the Executive and the Company.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, but all of which together shall constitute but one and the same instrument.

8.             Severability.  If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.

9.             Independent Legal Advice. The Executive agrees to the terms and conditions of this Agreement having had the opportunity to receive independent legal advice.  The legal fees for the independent advice shall be reimbursed by the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has duly executed this Agreement as of the date first above written.

BIOVAIL CORPORATION

By:	/s/ Mark A. Durham
Name:	Mark A. Durham
Title:	Senior Vice-President,
Human Resources and
Information Technology

Date:	April 30, 2008

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has duly executed this Agreement as of the date first above written.

EXECUTIVE		SIGNED in the presence of:

/s/ Adrian de Saldanha		/s/ Judy McBride
Adrian de Saldanha		Witness

Date:	May 1, 2008